FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, November 29, 2018

Ger. Gen. N° 46 /2018

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission) and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

In its session held today, the Board of Directors of Enel Chile agreed unanimously to distribute an interim dividend of Ch$ 0.4523627013 per share, attributable to the 2018 fiscal period, to be paid on January 25, 2019, corresponding to 15% of the Net Income as of September 30, 2018. It is established based on the Financial Statements of the Company at the aforementioned date.

As set forth by the Financial Market Commission in Circular Letter No. 660 of 1986, I enclose herewith, the Form N°1 related to the above-mentioned interim dividend.

Sincerely,

Paolo Pallotti

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: C.M.F. OFFICE

FORM No.°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 11 / 29 / 2018 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax No.°:   76,536,353-5                                                         1.02  Date :    11 / 29 / 2018   (month/day/year)

1.03 Company:   ENEL CHILE   S.A.

1.04 Securities Registration Record:   1139                                                1.05 Affected series:    Unique   .

1.06 Ticker local exchange:   ENELCHILE                                        1.07 Movement Code:   6__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  11 / 29 / 2018  (month/day/year)

2.02 Agreement Settlement:    3   .  (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

                                                   3: Board of Directors Meeting)

2.03 Amount of the dividend:  Ch$ 31,288,370,662.-_                                                       2.04 Type of currency: Ch$  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,220.- 3.02 Closing Date: 01 / 19 / 2019 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend:  1_ (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  09 / 30 / 2018  (month/day/year)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies

                                                / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$ 0.45236 /share 5.02 Type of currency: Ch$ --. 5.03 Payment Date: 01 / 25 / 2019 (month/day/year)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date:      /    /     (month/day/year)

6.02 Expiration Option Date:      /    /     (month/day/year)

6.03 Date of the distribution of shares :      /    /     (month/day/year)

6.04 Series to choose:                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                 (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer:                        (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                           shares  to be received by one share with rights

6.09 Share price:                     Ch$ / share.                                                   6.10 Type of currency: Ch$                  .

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income for the fiscal year ended December 31, 2018 and corresponds to 15% of the net income as of September 30, 2018.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from January 25, 2019, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last modality will be also used for all those shareholders that have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 15, 2019

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 of 1986 of the Financial Market Commission, in number 5.01 of the present form, it is indicated to pay as amount in Chilean pesos per share a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However that, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of Ch$ 0.4523627013 .

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  Paolo Pallotti. Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: November 29, 2018